UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.      )*


                                 PRIMEDIA Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   74157K101
                    -----------------------------------------
                                (CUSIP Number)

MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P., Publishing
  Associates, L.P., Channel One Associates, L.P., KKR Partners II, L.P., KKR
   Associates, KKR 1996 Fund L.P., KKR Associates 1996 L.P., KKR 1996 GP LLC
                     c/o Kohlberg Kravis Roberts & Co. L.P.
            9 West 57th Street, New York, N.Y. 10019 (212) 750-8300
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                March 19, 1998
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No. 74157K101                        Page  2 of 19 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MA ASSOCIATES, L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /x/

                                                                   (b) / /
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                7   SOLE VOTING POWER

 NUMBER OF             33,814,640
  SHARES        8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    0
  EACH          9   SOLE DISPOSITIVE POWER
REPORTING
  PERSON               33,814,640
   WITH        10   SHARED DISPOSITIVE POWER

                            0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               33,814,640
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               23.0
 14  TYPE OF REPORTING PERSON*

               PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 74157K101                        Page 3 of 19 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FP ASSOCIATES, L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /x/

                                                                   (b) / /
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                7   SOLE VOTING POWER

 NUMBER OF             15,200,000
  SHARES        8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    0
  EACH          9   SOLE DISPOSITIVE POWER
REPORTING
  PERSON               15,200,000
   WITH        10   SHARED DISPOSITIVE POWER

                            0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,200,000
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.3
 14  TYPE OF REPORTING PERSON*

           PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 74157K101                        Page  4 of 19 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MAGAZINE ASSOCIATES, L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /x/

                                                                   (b) / /
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                7   SOLE VOTING POWER

 NUMBER OF             34,524,000
  SHARES        8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    0
  EACH          9   SOLE DISPOSITIVE POWER
REPORTING
  PERSON               34,524,000
   WITH        10   SHARED DISPOSITIVE POWER

                            0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             34,524,000
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.5
 14  TYPE OF REPORTING PERSON*

              PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 74157K101                        Page 5 of 19 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PUBLISHING ASSOCIATES, L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /x/

                                                                   (b) / /
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                7   SOLE VOTING POWER

 NUMBER OF             9,375,000
  SHARES        8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    0
  EACH          9   SOLE DISPOSITIVE POWER
REPORTING
  PERSON               9,375,000
   WITH        10   SHARED DISPOSITIVE POWER

                            0
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            9,375,000
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.4
 14  TYPE OF REPORTING PERSON*

            PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 74157K101                        Page 6 of 19 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CHANNEL ONE ASSOCIATES, L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /x/

                                                                   (b) / /
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                7   SOLE VOTING POWER

 NUMBER OF             12,500,000
  SHARES        8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    0
  EACH          9   SOLE DISPOSITIVE POWER
REPORTING
  PERSON               12,500,000
   WITH        10   SHARED DISPOSITIVE POWER

                            0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,500,000
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.5
 14  TYPE OF REPORTING PERSON*

             PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 74157K101                        Page  7 of 19 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          KKR PARTNERS II, L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /x/

                                                                   (b) / /
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                7   SOLE VOTING POWER

 NUMBER OF             1,472,625
  SHARES        8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    0
  EACH          9   SOLE DISPOSITIVE POWER
REPORTING
  PERSON               1,472,625
   WITH        10   SHARED DISPOSITIVE POWER

                            0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,472,625
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.0
 14  TYPE OF REPORTING PERSON*

                PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 74157K101                        Page 8 of 19 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          KKR ASSOCIATES
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /x/

                                                                   (b) / /
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                / /
                                                                       / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
                7   SOLE VOTING POWER

 NUMBER OF                  0
  SHARES        8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY               123,552,932
  EACH          9   SOLE DISPOSITIVE POWER
REPORTING
  PERSON                    0
   WITH        10   SHARED DISPOSITIVE POWER

                       123,552,932

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               123,552,932
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                84.1
 14  TYPE OF REPORTING PERSON*

                PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 74157K101                        Page 9 of 19 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          KKR 1996 FUND L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /x/

                                                                   (b) / /
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

          OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                7   SOLE VOTING POWER

 NUMBER OF             16,666,667
  SHARES        8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    0
  EACH          9   SOLE DISPOSITIVE POWER
REPORTING
  PERSON               16,666,667
   WITH        10   SHARED DISPOSITIVE POWER

                            0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               16,666,667
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                11.3
 14  TYPE OF REPORTING PERSON*

                PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 74157K101                        Page 10 of 19 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          KKR ASSOCIATES 1996 L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /x/

                                                                   (b) / /
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

         OO (see item 3
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                7   SOLE VOTING POWER

 NUMBER OF             16,666,667
  SHARES        8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    0
  EACH          9   SOLE DISPOSITIVE POWER
REPORTING
  PERSON               16,666,667
   WITH        10   SHARED DISPOSITIVE POWER

                            0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                16,666,667
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 11.3
 14  TYPE OF REPORTING PERSON*

                 PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 74157K101                        Page 11 of 19 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          KKR 1996 GP LLC
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /x/

                                                                   (b) / /
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

         OO (see item 3)
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                7   SOLE VOTING POWER

 NUMBER OF                  0
  SHARES        8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY               123,552,932
  EACH          9   SOLE DISPOSITIVE POWER
REPORTING
  PERSON                    0
   WITH        10   SHARED DISPOSITIVE POWER

                       123,552,932

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               123,552,932
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                84.1
 14  TYPE OF REPORTING PERSON*

                OO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                                        Page 12 of 19 Pages

Item 1.  Security and Issuer.

          This statement relates to shares of common stock, $.01 par value per share, of PRIMEDIA Inc. ("Issuer's Common Stock"), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 745 Fifth Avenue, New York, New York 10151.

Item 2.  Identity and Background.

          This statement is being filed jointly by MA Associates, L.P., a Delaware limited partnership ("MA Associates"), FP Associates, L.P., a Delaware limited partnership ("FP Associates"), Magazine Associates, L.P., a Delaware limited partnership ("Magazine Associates"), Publishing Associates, L.P., a Delaware limited partnership ("Publishing Associates"), Channel One Associates, L.P., a Delaware limited partnership ("Channel One Associates"), KKR Partners II, L.P., a Delaware limited partnership ("Partners"), KKR Associates, a New York limited partnership ("KKR Associates"), which is the sole general partner of MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners (MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates, Partners and KKR Associates, collectively, the "Existing Stockholders"), and KKR 1996 GP LLC, a Delaware limited liability company ("KKR 1996 LLC"), KKR Associates 1996 L.P., a Delaware limited partnership of which KKR 1996 LLC is the sole general partner ("KKR Associates 1996"), and KKR 1996 Fund L.P., a Delaware limited partnership of which KKR Associates 1996 is the sole general partner ("KKR 1996 Fund") (the Existing Stockholders, KKR 1996 Fund, KKR Associates 1996 and KKR 1996 LLC, collectively, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

          The Existing Stockholders previously reported their beneficial ownership in statements on Schedule 13G and this Statement constitutes an amendment to such prior statements.

          Each of MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners is principally engaged in the business of investing in securities.

          The sole general partner of MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners is KKR Associates. KKR Associates is principally engaged in the business of investing through partnerships in other companies.

          KKR 1996 Fund is principally engaged in the business of investing in other companies. Each of KKR Associates 1996 and KKR 1996 LLC is principally engaged in the business of investing through partnerships in other companies.

          The address of the principal business and office of each of the Reporting Persons is 9 West 57th Street, New York, New York 10019.

                                                        Page 13 of 19 Pages

          Messrs. Henry R. Kravis and George R. Roberts are the managing members of KKR 1996 LLC and are also the members of the Executive Committee of KKR Associates. The other members of KKR 1996 LLC are Messrs. Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Clifton S. Robbins, Scott M. Stuart and Edward A. Gilhuly. Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Robbins, Stuart and Gilhuly are also general partners of KKR Associates. Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Robbins, Stuart and Gilhuly are each United States citizens, and the present principal occupation or employment of each is as a managing member or member of KKR & Co. L.L.C., which is the general partner of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019 and 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. The business address of each of Messrs. Kravis, Raether, Golkin, Tokarz, Robbins and Stuart is 9 West 57th Street, New York, New
York 10019; the business address of each of Messrs. Roberts, MacDonnell, Michelson, Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

          During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          As more fully described in Item 4 hereof, the funds used by KKR 1996 Fund in connection with the transactions described herein were provided from general funds available to the KKR 1996 Fund.

Item 4.  Purpose of Transaction.

          Pursuant to the Securities Purchase Agreement, dated as of February 5, 1998, between KKR 1996 Fund and the Issuer, on March 19, 1998, KKR 1996 Fund purchased 16,666,667 shares of the Issuer's Common Stock for a net purchase price of $12 per share in cash and an aggregate purchase price of $200,000,004.

          Concurrently with the execution and delivery of the Securities Purchase Agreement, the Issuer, the Existing Stockholders (excluding KKR Associates) and KKR 1996 Fund (collectively, the "Stockholders") entered into an amended and restated registration rights agreement, dated as of February 5, 1998 (the "Registration Rights Agreement"), which amended and restated the Registration Rights Agreements dated as of March 1, 1995 and December 31,1993 among the Issuer and certain of the Existing Stockholders.

                                                        Page 14 of 19 Pages


          Pursuant to the Registration Rights Agreement, Stockholders holding at least 15% of the Registrable Securities (as defined below) have the right to require the Issuer to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the registration of any or all of the shares of the Issuer's Common Stock issued or issuable to the Stockholders and any other shares of the Issuer's Common Stock issued or distributed in respect thereof (the "Registrable Securities"). The Stockholders are entitled to an unlimited number of "demand" registration rights under the Registration Rights Agreement, provided that the Issuer has agreed to pay all registration expenses (which exclude underwriting discounts and commissions) ("Registration Expenses") only in connection with the first twenty demand registrations. All expenses for any subsequent registrations are required to be paid pro rata by the Issuer and all other Stockholders participating in such registration. The Stockholders also have unlimited "piggyback" rights, with respect to registrations made by the Issuer, including registrations made on behalf of other stockholders of the Issuer. All Registration Expenses in connection with any "piggyback" registration are required to be paid by the Issuer. The Stockholders' demand and piggyback registration rights are subject to customary restrictions and limitations.

          In connection with any registration statement filed pursuant to the Registration Rights Agreement, the Issuer and the Stockholders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act.

          The registration rights with respect to the Registrable Securities shall be for the benefit of and enforceable by any subsequent holder of any Registrable Security.

          Pursuant to the Registration Rights Agreement, the Stockholders have agreed not to sell shares of any equity securities of the Issuer within 7 days before or 90 days after the effective date of such registration in connection with any underwritten public offering.

          The preceding summary of certain provisions of the Securities Purchase Agreement and the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2 and 3 hereto, respectively, and which are incorporated herein by reference.

          Messrs. Kravis, Roberts, Tokarz and Golkin are directors of the Issuer.

          The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Subject to the limitations described above, the

Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

                                                        Page 15 of 19 Pages


          Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

          (a) and (b) As of March 30, 1998, MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners were the owners of 33,814,640, 15,200,000, 34,524,000, 9,375,000,
12,500,000 and 1,472,625 shares, respectively, of the Issuer's Common Stock, representing 23.0%, 10.3%, 23.5%, 6.4%, 8.5% and 1.0%, respectively, of the outstanding shares of the Issuer's Common Stock (based on the number of shares of the Issuer's Common Stock outstanding as of February 19, 1998, as reported in the Definitive Proxy Statement filed by the Issuer on February 26, 1998, plus the number of shares of the Issuer's Common Stock issued to KKR 1996 Fund in conjunction with the Securities Purchase Agreement (as described above)). Each of MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners has the sole power to dispose of or to direct the disposition of the shares of the Issuer's Common Stock that it owns.

          KKR Associates has the power to direct the voting of and disposition of any shares of the Issuer's Common Stock deemed to be beneficially owned by MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners. As a result, KKR Associates may be deemed to beneficially own any shares of the Issuer's Common Stock deemed to be beneficially owned by MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners. Each of Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Robbins, Stuart and Gilhuly are general partners of KKR Associates, and each of Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates. As a result, each of the general partners of KKR Associates may be deemed to beneficially own any shares of Issuer Common Stock that KKR Associates may beneficially own or be deemed to beneficially own. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or other person described in Item 2 is the beneficial owner of the Issuer Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

          As of March 30, 1998, KKR 1996 Fund was the owner of 16,666,667 shares of the Issuer's Common Stock, representing 11.3% of the outstanding shares of the Issuer's Common Stock (based on the number of shares of the Issuer's Common Stock outstanding as of February 19, 1998, as reported in the Definitive Proxy Statement filed by the Issuer on February 26, 1998, combined with the number of shares of the Issuer's Common Stock issued to KKR 1996 Fund in conjunction with the Securities Purchase Agreement (as described above)). KKR 1996 Fund has the sole power to dispose of or to direct the disposition of the shares of the Issuer's Common Stock that it owns.

                                                        Page 16 of 19 Pages


          KKR Associates 1996 has the power to direct the voting of and disposition of any shares of the Issuer's Common Stock beneficially owned by KKR 1996 Fund. As a result, KKR Associates 1996 may be deemed to beneficially own any shares of the Issuer's Common Stock beneficially owned by KKR 1996 Fund. KKR 1996 LLC, as the sole general partner of KKR Associates 1996, has the power to direct the voting of and disposition of any shares of the Issuer's Common Stock deemed to be beneficially owned by KKR Associates 1996. As a result, KKR 1996 LLC may be deemed to beneficially own any shares of the Issuer's Common Stock deemed to be beneficially owned by KKR Associates 1996. Messrs. Kravis and Roberts, as the managing members of KKR 1996 LLC, and each of Messrs. MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Robbins, Stuart and Gilhuly, as the other members of KKR 1996 LLC, may be deemed to beneficially own any shares of the Issuer's Common Stock that KKR 1996 LLC may be deemed to beneficially own. Each such individual disclaims beneficial ownership of such shares.

          The Reporting Persons may be deemed to be a group in relation to their respective investments in the Issuer.

          (c) Messrs. Tokarz and Golkin are the beneficial owners of 5,000 and 3,000 shares, respectively, of the Issuer's Common Stock. Messrs. Golkin and Tokarz each have sole power to dispose of or direct the disposition of their respective shares of the Issuer's Common Stock.

          Except as set forth in Item 4 and this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of the Issuer's Common Stock.

          (d) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock referred to in this Item 5.

          (e)  Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

          Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

                                                        Page 17 of 19 Pages

Item 7.   Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of March 30, 1998, between MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P., Publishing Associates, L.P., Channel One Associates, L.P., KKR Partners II, L.P., KKR Associates, KKR 1996 Fund L.P., KKR Associates 1996 L.P. and KKR 1996 GP LLC relating to the filing of a joint statement on Schedule 13D.

     2. Securities Purchase Agreement, dated as of February 5, 1998, between PRIMEDIA Inc. and KKR 1996 Fund L.P.

     3. Amended and Restated Registration Rights Agreement, dated as of February 5, 1998, between PRIMEDIA Inc., MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P., Publishing Associates, L.P., Channel One Associates, L.P., KKR Partners II, L.P. and KKR 1996 Fund L.P.

                                                        Page 18 of 19 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                                MA ASSOCIATES, L.P.
                                                By:  KKR ASSOCIATES
                                                     Its General Partner

                                                By:  /s/ Michael T. Tokarz
                                                     -----------------------
                                                     A General Partner

                                                FP ASSOCIATES, L.P.
                                                By:  KKR ASSOCIATES
                                                     Its General Partner

                                                By:  /s/ Michael T. Tokarz
                                                     -----------------------
                                                     A General Partner

                                                MAGAZINE ASSOCIATES, L.P.
                                                By:  KKR ASSOCIATES
                                                     Its General Partner

                                                By:  /s/ Michael T. Tokarz
                                                     -----------------------
                                                     A General Partner

                                                PUBLISHING ASSOCIATES, L.P.
                                                By:  KKR ASSOCIATES
                                                     Its General Partner

                                                By:  /s/ Michael T. Tokarz
                                                     -----------------------
                                                     A General Partner

                                                CHANNEL ONE ASSOCIATES, L.P.
                                                By:  KKR ASSOCIATES
                                                     Its General Partner

                                                By:  /s/ Michael T. Tokarz
                                                     -----------------------
                                                     A General Partner

                                                        Page 19 of 19 Pages


                                                KKR PARTNERS II, L.P.
                                                By:  KKR ASSOCIATES
                                                     Its General Partner

                                                By:  /s/ Michael T. Tokarz
                                                     -----------------------
                                                     A General Partner

                                                KKR ASSOCIATES

                                                By:  /s/ Michael T. Tokarz
                                                     -----------------------
                                                     A General Partner

                                                KKR 1996 FUND L.P.
                                                  By:  KKR ASSOCIATES 1996 L.P.
                                                       Its General Partner

                                                     By:  KKR 1996 GP LLC
                                                          Its General Partner

                                                By:  /s/ Michael T. Tokarz
                                                     -----------------------
                                                     A Member


                                                KKR ASSOCIATES 1996 L.P.
                                                  By:  KKR 1996 GP LLC
                                                       Its General Partner


                                                By:  /s/ Michael T. Tokarz
                                                     -----------------------
                                                     A Member


                                                KKR 1996 GP LLC


                                                By:  /s/ Michael T. Tokarz
                                                     -----------------------
                                                     A Member


DATED:  March 30, 1998


                               INDEX TO EXHIBITS



Exhibit Number Description of Exhibits

     1. Joint Filing Agreement, dated as of March 30, 1998, between MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P., Publishing Associates, L.P., Channel One Associates, L.P., KKR Partners II, L.P., KKR Associates, KKR 1996 Fund L.P., KKR Associates 1996 L.P. and KKR 1996 GP LLC relating to the filing of a joint statement on Schedule 13D.

     2. Securities Purchase Agreement, dated as of February 5, 1998, between PRIMEDIA Inc. and KKR 1996 Fund L.P.

     3. Amended and Restated Registration Rights Agreement, dated as of February 5, 1998, between PRIMEDIA Inc., MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P., Publishing Associates, L.P., Channel One Associates, L.P., KKR Partners II, L.P. and KKR 1996 Fund L.P.